Exhibit 99.1

INTERVAL LEISURE GROUP REPORTS THIRD QUARTER 2015 RESULTS

MIAMI — (BUSINESS WIRE) November 9, 2015 — Interval Leisure Group (Nasdaq: IILG) (“ILG”) today announced results for the three months ended September 30, 2015.

THIRD QUARTER 2015 HIGHLIGHTS

•                  ILG consolidated revenue increased by 18.7% year-over-year, and 11.7% excluding pass-through revenue

•                  Diluted earnings per share was $0.33

•                  Adjusted EBITDA increased by 4.8% to $46.5 million compared to the prior year

•                  In constant currency:

•                  Revenue increased by 20.4% year-over-year, and 13.9% excluding pass-through revenue

•                  Diluted earnings per share was $0.34

•                  Adjusted EBITDA was $47.4 million, an increase of 6.7% compared to the prior year

•                  Free cash flow for the first nine months of 2015 increased by 58.2% to $122.1 million

•                  On October 28, 2015 we announced a definitive agreement to acquire Starwood Hotels & Resorts’ and Vacation Ownership business, Vistana Signature Experiences

“We are continuing to drive positive momentum in our business, by broadening our footprint in non-traditional lodging with a focus on shared ownership and investing in platforms for long-term growth. While we made progress in the third quarter, with continued revenue and adjusted EBITDA growth from the prior year, we have more work to do to reach our full potential” said Craig M. Nash, chairman, president and CEO of Interval Leisure Group. “In addition to our focus on organic growth initiatives, the recently announced Vistana acquisition will further transform our business and growth profile as well as position us at the forefront of a rapidly evolving industry. This combination reinforces ILG’s balance sheet and conservative leverage so we may continue to prudently grow the business and create significant shareholder value.”

Financial Summary & Operating Metrics (USD in millions except per share amounts)

	Three Months Ended September 30,		Year Over Year	Three Months Ended September 30, 2015	Year Over Year
METRICS	2015	2014	Change	(in constant currency)	Change
Revenue	174.0	146.7	18.7%	176.7	20.4%
Exchange and Rental revenue	124.9	120.2	3.9%	125.3	4.2%
Vacation Ownership revenue	49.2	26.5	85.7%	51.3	94.0%
Gross profit	98.4	87.7	12.2%	99.5	13.5%
Net income attributable to common stockholders	19.1	21.3	(10.3)%	19.8	(6.9)%
Adjusted net income*	18.7	21.5	(12.8)%	19.5	(9.4)%
Diluted EPS	$0.33	$0.37	(10.8)%	$0.34	(8.1)%
Adjusted diluted EPS*	$0.32	$0.37	(13.5)%	$0.34	(8.1)%
Adjusted EBITDA*	46.5	44.4	4.8%	47.4	6.7%

BALANCE SHEET DATA	September 30, 2015	December 31, 2014
Cash and cash equivalents	101.4	80.5
Debt	415.3	484.4

	Nine Months Ended September 30,		Year Over Year
CASH FLOW DATA	2015	2014	Change
Net cash provided by operating activities	135.4	91.5	48.0%
Free cash flow*	122.1	77.2	58.2%

* “Adjusted net income”, “Adjusted EPS”, “Adjusted EBITDA”, “Free cash flow” and “Constant currency” are non-GAAP measures as defined by the U.S. Securities and Exchange Commission (the “SEC”). Please see “Presentation of Financial Information,” “Glossary of Terms” and “Reconciliations of Non-GAAP Measures” below for an explanation of non-GAAP measures used throughout this release.

DISCUSSION OF RESULTS

Third Quarter 2015 Consolidated Operating Results

Consolidated revenue for the quarter ended September 30, 2015 was $174.0 million, an increase of 18.7% compared to the third quarter of 2014. In constant currency (defined below), consolidated revenue increased by 20.4% to $176.7 million. Excluding pass-through revenue, consolidated revenue increased by $14.2 million, or 11.7%, and by $16.9 million, or 13.9%, in constant currency.

Net income attributable to common stockholders for the three months ended September 30, 2015 was $19.1 million, a decrease of 10.3% from the third quarter of 2014. Diluted earnings per share (EPS) were $0.33 compared to diluted EPS of $0.37 for the same period of 2014. In constant currency, diluted EPS was $0.34 and net income attributable to common stockholders was $19.8 million. Contributing to the results are $3.1 million of incremental after-tax interest expense from the senior notes issued in April 2015 and an after-tax increase of $0.5 million related to acquisition-related expenses. Adjusted net income (defined below) for the quarter ended September 30, 2015 was $18.7 million and, in constant currency, was $19.5 million. Excluding the increase in after-tax interest expense, net income attributable to common stockholders for the quarter would have been $22.2 million and diluted EPS would have been $0.38, and in constant currency these would have been $23.0 million and $0.40, respectively.

Adjusted EBITDA (defined below) for the quarter ended September 30, 2015 was $46.5 million, a 4.8% increase from $44.4 million for the same period of 2014. On a constant currency basis, adjusted EBITDA would have been $47.4 million, an increase of 6.7% over the prior year quarter.

Business Segment Results

The Exchange and Rental segment offers access to vacation accommodations and other travel-related transactions and services to leisure travelers, by providing vacation exchange services and vacation rentals, working with resort developers and managing vacation properties. The Vacation Ownership segment engages in the management, sales, marketing, and financing of vacation ownership interests and related services to owners and associations.

Exchange and Rental

Exchange and Rental segment revenue for the three months ended September 30, 2015 was $124.9 million, an increase of 3.9% from the comparable period in 2014. The increase is primarily due to revenue attributable to our Hyatt Residence Club (HRC) business — acquired in October 2014 — which contributed an increase of $2.0 million in other revenue, as well as higher rental management revenue of $0.7 million, an increase of 5.0% compared to the prior year, and an increase of $3.1 million in pass-through revenue to $23.7 million for the quarter.

For the third quarter of 2015, membership fee revenue (defined below) was $31.3 million, a decrease of 2.2% compared to the third quarter of 2014, and transaction revenue (defined below) was $46.7 million, flat compared with the prior year.

Total active members at September 30, 2015 were approximately 1.82 million, relatively consistent with the prior year. Average revenue per member for the third quarter of 2015 was $43.83, a decrease of 1.7% compared to $44.57 from the third quarter of 2014. In constant currency, average revenue per member was $44.06.

During the third quarter, the Interval Network affiliated 20 vacation ownership resorts in domestic and international markets. Membership mix as of September 30, 2015 included 58% traditional and 42% corporate members, compared to 59% and 41%, respectively, as of September 30, 2014.

Year-over-year, rental management revenue was $13.6 million, an increase of $0.7 million, or 5.0%. Rental RevPAR (defined below) was $123.86, a slight decrease compared to the prior year’s RevPAR of $124.46. The decrease in RevPAR was driven by a 3.8% decline in occupancy rate, largely offset by a 3.4% higher average daily rate. Hawaii-only RevPAR increased 1.1% to $128.48 for the third quarter of 2015 compared to $127.10 in the prior year. The increase in Hawaii-only RevPAR was driven by a 3.8% increase in average daily rate, partly offset by a 2.6% decrease in occupancy, compared to the prior year. Regarding the RevPAR numbers reported prior to 2015, a change in industry reporting standards effective January 1, 2015 excludes certain resort fees from gross lodging revenue (defined below). Consequently, this reporting change impacts the year-over-year comparability of RevPAR so we have recast prior year RevPAR, figures for the purposes of this comparison.

Exchange and Rental segment adjusted EBITDA was $39.3 million in the third quarter of 2015, an increase of 1.2% from the prior year due to incremental contributions from our recently acquired HRC business and lower call center-related costs, partly offset by membership fee revenue compression, higher employee-related costs, attributable in part to a rise in health and welfare costs, and an increase in professional fees.

Vacation Ownership

Vacation Ownership segment revenue for the three months ended September 30, 2015 was $49.2 million, including $25.8 million of management fee revenue (defined below). The increase over the prior year of $22.7 million, or 85.7% reflects increases of $9.0 million of vacation ownership sales and financing revenue and $10.0 million in pass-through revenue, related entirely to the Hyatt Vacation Ownership (HVO) acquisition, as well as $3.6 million in incremental management fee revenue. The increase in management fee revenue is a result of incremental revenue from the HVO acquisition, partly offset by a $2.2 million negative impact in the results of VRI Europe resulting from the appreciation of the U.S. dollar against the euro and the British pound.

On a constant currency basis, total revenue and revenue excluding pass-through for this segment would have been $51.3 million and $36.9 million, respectively, an increase of 94.0% and 67.0%, over the prior year.

Vacation Ownership segment adjusted EBITDA was $7.2 million in the third quarter, an increase of 29.4% from the prior year. The growth in this segment is driven by the management and sales and financing activities from the HVO business acquired in October 2014, partly offset by the negative impact of the appreciation of the U.S. dollar against the euro and the British pound. In constant currency, segment adjusted EBITDA was $7.9 million for the third quarter of 2015, an increase of 43.2% over the prior year.

CAPITAL RESOURCES AND LIQUIDITY

As of September 30, 2015, ILG’s cash and cash equivalents totaled $101.4 million, compared to $80.5 million as of December 31, 2014.

Debt outstanding as of September 30, 2015 was $415.3 million, compared to $484.4 million as of December 31, 2014. On April 10, 2015, we completed a private offering of $350 million in aggregate principal amount of 5.625% senior notes due in 2023. The net proceeds from the offering, after deducting estimated offering related expenses, were approximately $343 million. We used the proceeds to repay indebtedness outstanding on our revolving credit facility.

For the nine months ended September 30, 2015, ILG’s capital expenditures totaled $13.2 million, or 2.5% of revenue. For the nine months ended September 30, 2015, net cash provided by operating activities was $135.4 million and free cash flow (defined below) was $122.1 million, an increase of $44.9 million, or 58.2% compared to the same period in 2014. This increase was principally due to higher net cash receipts driven in part by the inclusion of HVO in our results following the acquisition in October 2014, lower income tax payments of $14.2 million resulting from the deferral of certain tax payments and $11.0 million of lower net payments made in connection with long-term developer contracts.

Dividend

For the third quarter 2015, ILG paid $6.9 million, or $0.12 cents per share in dividends.

In November 2015 our Board of Directors declared a $0.12 per share dividend payable December 16, 2015 to shareholders of record on December 2, 2015.

BUSINESS OUTLOOK AND GUIDANCE

“For the remainder of 2015, we remain focused on new product development in exchange and rental as well as effecting substantive improvements to HVO’s sales and marketing infrastructure for the consolidated properties. Consequently, the company is tightening the revenue and adjusted EBITDA ranges. However, the projection for free cash flow increases to $105 million to $115 million resulting primarily from a decrease in projected 2015 capital expenditures.” said Mr. Nash.

Guidance	Current	Prior
Consolidated Revenue	$690 - $700 million	$690 - $705 million
Adjusted EBITDA	$182 - $186 million	$182 - $192 million
Free cash flow	$105 - $115 million	$100 - $110 million
Capital expenditures (% of consolidated revenue)	3.0% – 3.5%	3.0% – 4.5%

These expectations of future performance are for continuing operations and exclude the impact of the proposed Vistana acquisition and any other potential acquisitions or restructuring activities. Revenue and adjusted EBITDA guidance reflects the expectation of an adverse impact of foreign exchange. Based on actual result year-to-date and projected rates for the remainder of 2015, foreign exchange movements are expected to adversely impact 2015 revenue and adjusted EBITDA by $10.0-12.5 million and $3.0-3.5 million, respectively, when compared with 2014 full year results. Adjusted EBITDA will be computed on a basis consistent with the reconciliation of the third quarter 2015 and 2014 results in the tables at the end of this release.

VISTANA ACQUISITION

On October 28, 2015, ILG announced it had entered into an agreement to acquire Vistana Signature Experiences, Inc. (“Vistana”), the vacation ownership business of Starwood Hotels and Resorts Worldwide, Inc., in a transaction valued at approximately $1.5 billion. Highlights of the transaction and business combination include:

•                  A more diverse portfolio and a strengthened position as a leader in the vacation ownership industry with an expansive combined portfolio of approximately 200 managed resorts encompassing over 500,000 owners;

•                  Worldwide exclusive rights to use the Sheraton® and Westin® brands in vacation ownership, while allowing Sheraton Vacation Club and Westin Vacation Club owners to continue enjoying access to the Starwood Preferred Guest (SPG) program;

•                  Improved scale, global reach, assets, inventory, and sales and marketing infrastructure to support increased growth;

•                  Enhanced financial profile, with a strong balance sheet and substantial free cash flow from recurring fee-for-service revenues to drive sales and earnings growth

•                  The combined company is expected to have approximately 1.5x nebt debt/Adjusted EBITDA, including the estimated $132 million debt associated with the cash distribution from Vistana to Starwood, but excluding securitizations.

•                  A significant platform to drive growth initiatives, including:

•                  Approximately $5.5 billion of sales expected to be generated from the inventory embedded in Vistana’s completed projects(1) ($1.2 billion), expansions of existing projects and projects currently in development(2) ($3.1 billion) and conversions of five transferred hotel properties to vacation ownership(2) ($1.3 billion);

•                  Vistana’s significant portfolio of net unsecuritized receivables, totaling $415 million as of September 30, 2015;

•                  Transfer of five resort hotels, valued at approximately $200 million, to be converted to timeshare properties; and

•                  Approximately $21 million in annual revenue and cost synergies by the third year following the acquisition.

The acquisition will be effected through a “Reverse Morris Trust” transaction pursuant to which Vistana, a wholly-owned subsidiary of Starwood is expected to be distributed tax-free to Starwood shareholders and immediately thereafter merge with a wholly-owned subsidiary of ILG, with Vistana surviving as a wholly-owned subsidiary of ILG. The combination will result in Starwood shareholders owning at closing approximately 55% of the combined company on a fully diluted basis, with existing shareholders of ILG owning approximately 45% of the combined company on a fully diluted basis, based on a fixed exchange ratio. Both pending and following completion of the transaction, ILG expects to continue its current dividend policy.

The transaction, which is subject to shareholder and regulatory approvals, is expected to close in the second quarter of 2016. More information about the transaction can be found on the ILG website: http://www.iilg.com

PRESENTATION OF FINANCIAL INFORMATION

ILG management believes that the presentation of non-generally accepted accounting principles (non-GAAP) financial measures, including, among others, EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted EPS, free cash flow and constant currency, serves to enhance the understanding of ILG’s performance. These non-GAAP financial measures should be considered in addition to and not as substitutes for, or superior to, measures of financial performance prepared in accordance with generally accepted accounting principles (GAAP). In addition, adjusted EBITDA (with certain additional add-backs) is used to calculate compliance with certain financial covenants in ILG’s credit agreement and indenture. Management believes that these non-GAAP measures improve the transparency of our disclosures, provide meaningful presentations of our results from our business operations excluding the impact of certain items not related to our core business operations and improve the period to period comparability of results from business operations. These measures may also be useful in comparing our results to those of other companies; however, our calculations may differ from the calculations of these measures used by other companies. More information about the non-GAAP financial measures, including reconciliations of historical GAAP results to the non-GAAP measures, is available in the financial tables that accompany this press release.

(1)  Completed Inventory yield based on pricing as of year-end 2014 and includes inventory on hand, projected returns due to mortgage receivable defaults in the future as well as projected purchases through 2018 from existing third party agreements and other third party sources.

(2)  Projections for “In Development and Future Phases” and “Transferred Properties” are based on inventory from build out of current active development projects and future conversion of transferred properties. Projected yield for these categories include 2% annual price growth and excludes future returns pursuant to GAAP accounting methodology. Yield projections are subject to change due to market dynamics, ongoing review of development, and operational performance within mortgage portfolio, sales and marketing and resort business lines

CONFERENCE CALL

ILG will host a conference call today at 4:30 p.m. Eastern Daylight Time to discuss its results for the third quarter 2015, with access via the Internet and telephone. Investors and analysts may participate in the live conference call by dialing (844) 826-0618 (toll-free domestic) or (973) 638-3062 (international); Conference ID: 66659513. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for 7 days via telephone starting approximately two hours after the call ends. The replay can be accessed at (855) 859-2056 (toll-free domestic) or (404) 537-3406 (international); Conference ID: 66659513. The webcast will be archived on Interval Leisure Group’s website for 90 days after the call. A transcript of the call will also be available on the website.

ABOUT INTERVAL LEISURE GROUP

Interval Leisure Group (ILG) is a leading global provider of non-traditional lodging, encompassing a portfolio of leisure businesses from exchange and vacation rental to vacation ownership. In its exchange and rental segment, Interval International and Trading Places International (TPI) offer vacation exchange and travel-related products to more than 2 million member families worldwide, while Hyatt Residence Club provides exchanges among its branded resorts in addition to its participation in the Interval Network. Aqua-Aston Hospitality provides hotel and condominium rentals and resort management. In its vacation ownership segment, Vacation Resorts International, VRI Europe, Hyatt Vacation Ownership (HVO), and TPI provide management services to timeshare resorts and clubs, as well as homeowners’ associations. HVO also sells, markets, and finances vacation ownership interests. ILG through its subsidiaries independently owns and manages the Hyatt Residence Club program and uses the Hyatt Vacation Ownership name and other Hyatt marks under license from affiliates of Hyatt Hotels Corporation. Headquartered in Miami, Florida, ILG has offices in 16 countries and approximately 6,000 employees. For more information, visit www.iilg.com.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this communication, including statements regarding our future financial performance, our business prospects and strategy, anticipated financial position, liquidity, capital needs and other similar matters, as well as financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”) and Vistana Signature Experiences, Inc. (“Vistana”), which will immediately follow the proposed spin-off of Vistana from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of ILG and are subject to significant risks and uncertainties outside of ILG’s control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that ILG stockholders may not approve the issuance of ILG common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Starwood’s spin-off of Vistana, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger, (7) the effect of the announcement of the proposed merger on the ability of ILG and Starwood to retain and hire key personnel and maintain relationships with their key business partners, and on their operating results and businesses generally, (8) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (9) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (10) lack of available financing for, or insolvency or consolidation of developers, (11) decreased demand from prospective purchasers of vacation interests, (12) travel related health concerns, (13) ILG’s ability to compete effectively and successfully and to add new products and services, (14) ILG’s ability to successfully manage and integrate acquisitions, (15) the occurrence of a termination event under the master license agreement with Hyatt, (16) ILG’s ability to market vacation ownership interests successfully and efficiently, (17) impairment of ILG’s assets, (18) the restrictive covenants in ILG’s revolving credit facility and indenture; (19) business interruptions in connection with ILG’s technology systems, (20) the ability of managed homeowners associations to collect sufficient maintenance fees, (21) third parties not repaying advances or extensions of credit, (22) fluctuations in currency exchange rates and (23) ILG’s ability to expand successfully in international markets and manage risks specific to international operations. Discussions of additional risks and uncertainties are contained in ILG’s filings with the U.S. Securities and Exchange Commission. ILG is not under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana.  In connection with the proposed merger, ILG intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website. Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website.

PARTICIPANTS IN SOLICITATION

ILG and its directors and executive officers, and Starwood and its directors and officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014

Revenue	$174,040	$146,683	$532,337	$447,252
Cost of sales	75,613	58,995	238,393	182,606
Gross profit	98,427	87,688	293,944	264,646
Selling and marketing expense	18,133	14,799	54,919	43,177
General and administrative expense	39,360	31,340	110,796	94,028
Amortization expense of intangibles	3,517	2,879	10,532	8,740
Depreciation expense	4,394	3,765	12,991	11,434
Operating income	33,023	34,905	104,706	107,267
Other income (expense):
Interest income	276	55	819	154
Interest expense	(6,386)	(1,529)	(15,113)	(4,481)
Other income, net	2,197	511	3,313	95
Equity in earnings from unconsolidated entities	1,322	—	3,771	—
Total other expense, net	(2,591)	(963)	(7,210)	(4,232)
Earnings before income taxes and noncontrolling interests	30,432	33,942	97,496	103,035
Income tax provision	(10,743)	(11,838)	(34,891)	(36,843)
Net income	19,689	22,104	62,605	66,192
Net income attributable to noncontrolling interest	(589)	(809)	(1,602)	(2,822)
Net income attributable to common stockholders	$19,100	$21,295	$61,003	$63,370

Earnings per share attributable to common stockholders:
Basic	$0.33	$0.37	$1.06	$1.10
Diluted	$0.33	$0.37	$1.05	$1.09
Weighted average number of shares of common stock outstanding:
Basic	57,477	57,098	57,369	57,424
Diluted	58,055	57,683	57,948	57,976
Dividends declared per share of common stock	$0.12	$0.11	$0.36	$0.33

Adjusted net income(1)	$18,736	$21,493	$60,230	$65,112
Adjusted earnings per share(1):
Basic	$0.33	$0.38	$1.05	$1.13
Diluted	$0.32	$0.37	$1.04	$1.12

(1) “Adjusted net income” and “Adjusted earnings per share” are non-GAAP measures as defined by the SEC. Please see “Reconciliations of Non-GAAP Measures” for a reconciliation to the comparable GAAP measure.

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	September 30, 2015	December 31, 2014

ASSETS
Cash and cash equivalents	$101,417	$80,493
Vacation ownership mortgages receivable, net	6,093	7,169
Vacation ownership inventory	48,843	54,061
Deferred membership costs	8,497	8,716
Prepaid income taxes	7,776	22,029
Other current assets	108,637	112,505
Total current assets	281,263	284,973
Vacation ownership mortgages receivable, net	26,180	29,333
Investments in unconsolidated entities	37,190	33,486
Goodwill and intangible assets, net	817,787	831,125
Deferred membership costs	10,082	10,948
Other non-current assets	129,900	134,137
TOTAL ASSETS	$1,302,402	$1,324,002

LIABILITIES AND EQUITY
LIABILITIES:
Accounts payable, trade	$23,798	$39,082
Deferred revenue	95,786	89,850
Other current liabilities	104,824	85,036
Total current liabilities	224,408	213,968
Long-term debt	415,260	484,383
Deferred revenue	90,017	93,730
Other long-term liabilities	111,814	111,116
TOTAL LIABILITIES	841,499	903,197
Redeemable noncontrolling interest	707	457
Total ILG stockholders’ equity	426,238	384,043
Noncontrolling interests	33,958	36,305
TOTAL EQUITY	460,196	420,348
TOTAL LIABILITIES AND EQUITY	$1,302,402	$1,324,002

INTERVAL LEISURE GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine months ended September 30,
	2015	2014

Cash flows from operating activities:
Net income	$62,605	$66,192
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization expense of intangibles	10,532	8,740
Amortization of debt issuance costs	1,088	617
Depreciation expense	12,991	11,434
Provision for loan losses	1,713	—
Non-cash compensation expense	10,182	8,297
Non-cash interest expense	4	11
Deferred income taxes	795	140
Equity in earnings from unconsolidated entities	(3,771)	—
Excess tax benefits from stock-based awards	(1,893)	(1,912)
Loss on disposal of property and equipment	217	17
Change in fair value of contingent consideration	—	(1,606)
Changes in operating assets and liabilities	40,895	(474)
Net cash provided by operating activities	135,358	91,456
Cash flows from investing activities:
Capital expenditures	(13,243)	(14,266)
Investment in financing receivables	(250)	(750)
Other	(35)	—
Net cash used in investing activities	(13,528)	(15,016)
Cash flows from financing activities:
Proceeds from the issuance of senior notes	350,000	—
Borrowing (payments) on revolving credit facility, net	(413,000)	5,000
Payments of debt issuance costs	(6,703)	(1,711)
Dividend payments to stockholders	(20,687)	(18,961)
Dividend payments to noncontrolling interests	(3,030)	—
Payments of contingent consideration	—	(7,272)
Purchases of treasury stock	—	(14,120)
Withholding taxes on vesting of restricted stock units	(4,333)	(3,948)
Proceeds from the exercise of stock options	221	311
Excess tax benefits from stock-based awards	1,893	1,912
Net cash used in financing activities	(95,639)	(38,789)
Effect of exchange rate changes on cash and cash equivalents	(5,267)	(2,166)
Net increase in cash and cash equivalents	20,924	35,485
Cash and cash equivalents at beginning of period	80,493	48,462
Cash and cash equivalents at end of period	$101,417	$83,947

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest, net of amounts capitalized	$4,533	$3,768
Income taxes, net of refunds	$19,007	$33,215

OPERATING STATISTICS

	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	% Change	2014	2015	% Change	2014
Exchange and Rental
Total active members at end of period (000’s)	1,823	0.6%	1,812	1,823	0.6%	1,812
Average revenue per member	$43.83	(1.7)%	$44.57	$137.89	(0.3)%	$138.28
Available room nights (000’s)	754	(0.9)%	761	2,321	1.0%	2,298
RevPAR(1)	$123.86	(0.5)%	$124.46	$119.14	(0.2)%	$119.39

Vacation Ownership
Contract sales (000’s)(2)	$25,576	N/M	$—	$76,580	N/M	$—
Average transaction price(2)	$32,457	N/M	$—	$34,872	N/M	$—
Volume per guest(2)	$3,374	N/M	$—	$3,579	N/M	$—

(1) Due to a change in industry reporting standards (effective January 1, 2015) and certain revisions resulting from a refinement in our calculation of RevPAR pursuant to industry reporting standards, RevPAR for the three and nine months ended September 30, 2014 has been recast from $130.82 and $127.51, respectively.

(2) Applicable solely for the period subsequent to the acquisition of HVO on October 1, 2014.

ADDITIONAL DATA

	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	% Change	2014	2015	% Change	2014
	(Dollars in thousands)			(Dollars in thousands)
Exchange and Rental
Transaction revenue	$46,728	(0.3)%	$46,868	$150,931	0.4%	$150,294
Membership fee revenue	31,326	(2.2)%	32,017	94,453	(1.0)%	95,437
Ancillary member revenue	1,689	(10.9)%	1,896	4,490	(14.1)%	5,228
Total member revenue	79,743	(1.3)%	80,781	249,874	(0.4)%	250,959
Other revenue	7,815	34.2%	5,825	25,386	41.6%	17,932
Rental management revenue	13,626	5.0%	12,973	39,236	6.2%	36,932
Pass-through revenue	23,704	14.9%	20,638	70,625	15.2%	61,284
Total revenue	$124,888	3.9%	$120,217	$385,121	4.9%	$367,107
Exchange and Rental gross margin	61.9%	(2.1)%	63.2%	61.5%	(1.4)%	62.4%
Exchange and Rental gross margin without Pass-through Revenue	76.4%	0.0%	76.4%	75.3%	0.5%	74.9%

Vacation Ownership
Management fee revenue	$25,759	16.4%	$22,123	$75,672	12.7%	$67,118
Sales and financing revenue	9,002	N/M	—	28,473	N/M	—
Pass-through revenue	14,391	231.4%	4,343	43,071	230.6%	13,027
Total revenue	$49,152	85.7%	$26,466	$147,216	83.7%	$80,145
Vacation Ownership gross margin	42.9%	(2.5)%	44.0%	38.8%	(12.4)%	44.3%
Vacation Ownership gross margin without Pass-through Revenue	60.7%	15.2%	52.7%	54.9%	3.8%	52.9%

RECONCILIATIONS OF NON-GAAP MEASURES

	Nine Months Ended September 30,
	2015	% Change	2014
	(Dollars in thousands)

Net cash provided by operating activities	$135,358	48.0%	$91,456
Less: Capital expenditures	(13,243)	(7.2)%	(14,266)
Free cash flow	$122,115	58.2%	$77,190

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(Dollars in thousands, except per share data)

Net income attributable to common stockholders	$19,100	$21,295	$61,003	$63,370
Acquisition related and restructuring costs	1,599	843	2,081	3,249
Other non-operating foreign currency remeasurements	(2,197)	(518)	(3,523)	(382)
Other special items	—	—	171	—
Income tax impact of adjusting items(1)	234	(127)	498	(1,125)
Adjusted net income	$18,736	$21,493	$60,230	$65,112
Adjusted earnings per share:
Basic	$0.33	$0.38	$1.05	$1.13
Diluted	$0.32	$0.37	$1.04	$1.12

(1) Tax rate utilized is the applicable effective tax rate respective to the period to the extent amounts are deductible.

	Three Months Ended September 30,
	2015			2014
	Exchange and Rental	Vacation Ownership	Consolidated	Exchange and Rental	Vacation Ownership	Consolidated
	(Dollars in thousands)

Adjusted EBITDA	$39,335	$7,179	$46,514	$38,854	$5,546	$44,400
Non-cash compensation expense	(2,660)	(588)	(3,248)	(2,423)	(394)	(2,817)
Other non-operating income (expense), net	2,177	20	2,197	535	(24)	511
Acquisition related and restructuring costs	(195)	(1,404)	(1,599)	(385)	(458)	(843)
EBITDA	38,657	5,207	43,864	36,581	4,670	41,251
Amortization expense of intangibles	(2,155)	(1,362)	(3,517)	(1,739)	(1,140)	(2,879)
Depreciation expense	(3,958)	(436)	(4,394)	(3,587)	(178)	(3,765)
Less: Net income attributable to noncontrolling interests	8	581	589	9	800	809
Less: Other non-operating income (expense), net	(2,177)	(20)	(2,197)	(535)	24	(511)
Equity in earnings in unconsolidated entities	(23)	(1,299)	(1,322)	—	—	—
Operating income	$30,352	$2,671	33,023	$30,729	$4,176	34,905
Interest income			276			55
Interest expense			(6,386)			(1,529)
Other non-operating income, net			2,197			511
Equity in earnings in unconsolidated entities			1,322			—
Income tax provision			(10,743)			(11,838)
Net income			19,689			22,104
Net income attributable to noncontrolling interest			(589)			(809)
Net income attributable to common stockholders			$19,100			$21,295

	Nine Months Ended September 30,
	2015			2014
	Exchange and Rental	Vacation Ownership	Consolidated	Exchange and Rental	Vacation Ownership	Consolidated
	(Dollars in thousands)

Adjusted EBITDA	$121,705	$21,127	$142,832	$119,484	$16,681	$136,165
Non-cash compensation expense	(8,062)	(2,120)	(10,182)	(7,163)	(1,134)	(8,297)
Other non-operating income (expense), net	3,385	(72)	3,313	273	(178)	95
Acquisition related and restructuring costs	(363)	(1,718)	(2,081)	(1,724)	(1,525)	(3,249)
Other special items	(144)	(27)	(171)	—	—	—
EBITDA	116,521	17,190	133,711	110,870	13,844	124,714
Amortization expense of intangibles	(6,465)	(4,067)	(10,532)	(5,319)	(3,421)	(8,740)
Depreciation expense	(11,680)	(1,311)	(12,991)	(10,892)	(542)	(11,434)
Less: Net income attributable to noncontrolling interest	19	1,583	1,602	27	2,795	2,822
Less: Other non-operating income (expense), net	(3,385)	72	(3,313)	(273)	178	(95)
Equity in earnings in unconsolidated entities	(54)	(3,717)	(3,771)	—	—	—
Operating income	$94,956	$9,750	104,706	$94,413	$12,854	107,267
Interest income			819			154
Interest expense			(15,113)			(4,481)
Other non-operating income, net			3,313			95
Equity in earnings in unconsolidated entities			3,771			—
Income tax provision			(34,891)			(36,843)
Net income			62,605			66,192
Net income attributable to noncontrolling interests			(1,602)			(2,822)
Net income attributable to common stockholders			$61,003			$63,370

RECONCILIATIONS OF NON-GAAP MEASURES

2015 OUTLOOK

	Current Guidance
	Low	High
	(In millions)
Adjusted EBITDA	$182	$186
Non-cash compensation expense	(14)	(14)
Other non-operating income, net	3	3
Acquisition related and restructuring costs	(2)	(2)
Amortization expense of intangibles	(14)	(14)
Depreciation expense	(17)	(17)
Interest, net	(20)	(20)
Income tax provision	(44)	(46)
Net income attributable to common stockholders	$74	$76

	Current Guidance
	Low	High
	(In millions)
Net cash provided by operating activities	$126	$140
Less: Capital expenditures	(21)	(25)
Free cash flow	$105	$115

GLOSSARY OF TERMS

Acquisition related and restructuring costs - Represents transaction fees, costs incurred in connection with performing due diligence, subsequent adjustments to our initial estimate of contingent consideration obligations associated with business acquisitions, and other direct costs related to acquisition activities. Additionally, this item includes certain restructuring charges primarily related to workforce reductions and estimated costs of exiting contractual commitments.

Adjusted earnings per share (EPS) is defined as adjusted net income divided by the weighted average number of shares of common stock outstanding during the period for basic EPS and, additionally, inclusive of dilutive securities for diluted EPS.

Adjusted EBITDA - EBITDA, excluding, if applicable: (1) non-cash compensation expense, (2) goodwill and asset impairments, (3) acquisition related and restructuring costs, (4) other non-operating income and expense, and (5) other special items. The Company’s presentation of adjusted EBITDA may not be comparable to similarly-titled measures used by other companies.

Adjusted net income is defined as net income attributable to common stockholders, excluding the impact of (1) acquisition related and restructuring costs, (2) other non-operating foreign currency remeasurements, and (3) other special items.

Ancillary member revenue - Other Interval Network member related revenue including insurance and travel related services.

Available room nights - Number of nights available for rental by Aqua-Aston at managed vacation properties, which excludes all rooms under renovation.

Average revenue per member - Membership fee revenue, transaction revenue and ancillary member revenue for the Interval Network and Hyatt Residence Club for the applicable period, divided by the monthly weighted average number of Interval Network active members during the applicable period. Hyatt Residence Club revenue is included herein only since its date of acquisition.

Average transaction price — Contract Sales divided by the net number of transactions during the period subsequent to HVO’s October 1, 2014 acquisition.

Constant currency — Represents current period results of operations determined by translating the functional currency results into dollars (the reporting currency) using the actual blended rate of translation from the comparable prior period. Management believes that the presentation of results of operations excluding the effect of foreign currency translations serves to enhance the understanding of ILG’s performance and improves period to period comparability of results from business operations.

Contract sales — Total vacation ownership interests sold at consolidated and unconsolidated projects pursuant to purchase agreements, net of actual cancellations and rescissions, where we have met a minimum threshold amounting to a 10% down payment of the contract purchase price during the period. Contract sales are included herein only since HVO’s October 1, 2014 acquisition.

EBITDA - Net income attributable to common stockholders excluding, if applicable: (1) non-operating interest income and interest expense, (2) income taxes, (3) depreciation expense, and (4) amortization expense of intangibles.

Free cash flow - Cash provided by operating activities less capital expenditures.

Gross lodging revenue - Total room revenue collected from all Aqua-Aston-managed occupied rooms.

Management fee revenue — Represents vacation ownership property management revenue earned by our Vacation Ownership segment exclusive of pass-through revenue.

Membership fee revenue — Represents fees paid for membership in the Interval Network and Hyatt Residence Club.

Other special items — consist of other items that we believe are not related to our core business operations. For the nine months of 2015, such item relates to legal proceedings as described in our prior filings with the SEC.

Other revenue — includes revenue related primarily to exchange and rental transaction activity and membership programs outside of the Interval Network and Hyatt Residence Club, sales of marketing materials primarily for point-of-sale developer use, and certain financial services-related fee income.

Pass-through revenue - Represents the compensation and other employee-related costs directly associated with managing properties that are included in both revenue and cost of sales and that are passed on to the property owners or homeowner associations without mark-up. Pass-through revenue of the Vacation Ownership segment also includes reimbursement of sales and marketing expenses, without mark-up, pursuant to contractual arrangements. Management believes presenting gross margin without these expenses provides management and investors a relevant period-over-period comparison

Rental management revenue — Represents rental management revenue earned by our vacation rental businesses within our Exchange and Rental segment, exclusive of pass-through revenue.

RevPAR - Gross Lodging Revenue divided by Available Room Nights for Aqua-Aston.

Total active members - Active members of the Interval Network as of the end of the period. Active members are members in good standing that have paid membership fees and any other applicable charges in full as of the end of the period or are within the allowed grace period. All Hyatt Residence Club members are also members of the Interval Network.

Transaction revenue — Interval Network and Hyatt Residence Club transactional and service fees paid primarily for exchanges, Getaways, reservation servicing and related transactions.

Volume per guest — Contract sales divided by the total number of tours during the period subsequent to HVO’s October 1, 2014 acquisition.

Interval Leisure Group

Investor Contact:
Lily Arteaga, 305 925-7302

Investor Relations
Lily.arteaga@iilg.com

Or

Media Contact:
Christine Boesch, 305-925-7267
Corporate Communications
chris.boesch@iilg.com\